Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

[The following is the text of a speech given by Bernard W. Dan, President and Chief Executive Officer of CBOT Holdings, Inc. at CBOT Holdings’ 2007 Annual Meeting of Stockholders]

Thank you Charlie and good afternoon. I also would like to welcome everyone to CBOT Holdings second annual meeting of stockholders.

I’m very proud to have the opportunity to share with you the successes the Chicago Board of Trade has achieved since our last meeting. In 2006, the CBOT had the best year in its history, generating record revenue and net income and posting record trading volume for the fifth consecutive year. And we’re off to a strong start this year, reporting solid financial results for the first quarter of 2007.

These financial results reflect the success of the strategic decisions and decisive steps the CBOT has taken over the last four years. Amid the rapidly changing dynamics of our marketplace, the CBOT has continued to deliver new trading opportunities to our customers. We’ve also further strengthened and secured our competitive position globally.

Before I go any further, let me remind you that our presentation does contain some forward-looking statements, which involve some risks and uncertainties. Actual results may vary. Please refer to our filings with the

SEC for more detailed information about the risks and uncertainties. Also, my remarks will include some non-GAAP financial information. You can find a reconciliation of that information to the most directly comparable GAAP financial information at the end of the slides for my presentation, which will be available on our web site at cbot.com.

These are truly momentous times in our industry. Remarkable changes are occurring at an unprecedented rate.

When you stop for a second and consider the magnitude of these changes, you realize that we stand at a historic juncture...

...and the strategic decisions that we and other exchanges are making today literally are reshaping the world’s markets for the 21st century.

I’d like to take a few moments to discuss changes sweeping our industry, the strategies that the Board of Trade is pursuing to strengthen our competitive position in a consolidating marketplace and a brief overview of our financial performance.

In addition, I’ll provide an update on our proposed merger with the Chicago Mercantile Exchange and the unsolicited offer from ICE. Please keep in mind that we are limited in what we can say on these matters at this point.

During the last five years, we’ve seen rapid international growth in the futures and options markets.

Our business is increasingly global, and exchanges must provide customers worldwide with the products and services they need.

To a large extent, this global growth has been spurred by the expanding use of electronic trading systems by the world’s exchanges. These systems have allowed trades to be executed faster than ever and have brought greater trading opportunities to customers at a time when we’re seeing huge shifts in the production and consumption of commodity products worldwide.

Key factors include China’s growing economy and rapidly expanding consumption of commodities such as soybeans, along with increasing worldwide demand for biofuels.

These factors have had a major impact on commodities markets, with risk management products becoming increasingly important.

Increased demand, along with increased trading speed and more trading opportunities have been important factors that have led to significant growth in trading volume on the world’s exchanges.

And this growing trading volume has led to intensifying global competition – not just between futures exchanges, but among futures markets and cash and over-the-counter markets.

Heightened competition has fueled the consolidation trend in our industry and has fostered the transformation of privately held exchanges — like the CBOT — into publicly held corporations.

During the last two years, we have witnessed a wave of mergers, acquisitions and other changes in our industry, including the execution of our merger agreement with the CME and the subsequent unsolicited proposal from ICE.

Technological advances, consolidation and globalization are expanding access to risk management vehicles around the world. Together, these trends have led to soaring global futures and options trading volumes.

Today, the CBOT competes in a large, expanding market that has experienced strong growth for many years.

The five-year compound annual growth rate for the global futures and options industry alone is 24 percent, and the CBOT has kept pace with the industry.

Like the industry as a whole, the CBOT has experienced strong growth in recent years, with double-digit increases in revenue and operating margins.

In fact, average daily volume at the CBOT has tripled since 2001.

This strong rate of growth reflects a forward-looking, pro-active mindset that Charlie and I formulated four years ago and together, with the support of our Board of Directors, worked hard to instill in this organization. Today, this thought process is deeply ingrained in the Board of Trade’s culture.

Our business philosophy is grounded in the principle that we must constantly look ahead, continually anticipate customers’ needs and seek to create new trading opportunities for our market users.

During the past four years, working with our Board, we’ve made a series of critical decisions that have strengthened the CBOT’s positioning in the evolving derivatives market place. Some of the key decisions include:

•	Ending the Eurex agreement

•	Selecting the LIFFE Connect electronic trading platform

•	Creating the Common Clearing Link with CME

•	Transforming the CBOT to a for-profit organization, followed by an IPO

•	Implementing daytime electronic trading of Ag futures

Each of these strategic initiatives was a critical turning point for our business. These decisions played a key role in fostering success for the CBOT, substantially rewarding its stockholders and its members.

As this slide shows, the value of a CBOT full membership, which includes stock and a CBOT full trading right and ERP, has increased 19 fold to $5.8 million on April 30, 2007 from $310 thousand in March of 2003.

This growth in valuation reflects the success of our strategic actions.

Since our October 2005 IPO, our market cap has increased more than three fold, with a corresponding stock price of $189 as of yesterday’s close (April 30, 2007), up 250 percent from our IPO price.

Today, the CBOT continues to implement initiatives to increase value for our customers and our stockholders.

These initiatives share the same objectives — increasing access to our markets worldwide, offering innovative new trading opportunities, and enhancing the depth of liquidity that we provide the marketplace.

Our growth initiatives fall into four general categories:

1)	Product enhancements

2)	Product innovation

3)	Global expansion, and...

4)	Leveraging technology

I won’t share today the activities in each of these categories, but I do want to discuss one key strategic initiative we implemented in 2006 and that’s the side-by-side trading of Ag futures.

Listing CBOT Agricultural futures electronically during daytime hours last August was one of the most important steps we’ve taken to expand our global reach. This initiative enjoyed immediate success.

Average daily volume for the Ag complex reached new highs in 2006, jumping 40 percent over the year-earlier level. In the August to December time frame, total Ag futures volume rose 68 percent compared with the same period a year earlier.

The positive momentum we built in 2006 is carrying through into 2007, as the Ag complex continues to set volume records and grow at a faster rate than the overall exchange.

For the first quarter of 2007, the trading volume for the entire Ag complex grew 53 percent compared with the first quarter of 2006. And trading volume in our Ag futures increased 50 percent compared with the same period last year.

We continue to reap the benefits of the introduction of side-by-side trading of Ags and increased global demand for agricultural risk management tools. For the first quarter, 52 percent of Agricultural futures volume traded on e-cbot, up from 37 percent in the fourth quarter of 2006.

You can see from this chart that Ag futures traded electronically continues to build, reaching 58 percent in April of this year. As more participants begin to embrace electronic trading, we believe the mix of volume between floor and screen will continue to evolve.

Working closely with our liquidity providers, we have focused on creating a single pool of liquidity between both trading venues. We believe these efforts have been very successful.

Since the inception of side-by-side Ag futures trading, the number of firms trading these contracts has increased by 40 percent.

With more customers trading our Ag products in more locations than ever before, we have made significant progress in expanding global access to new market participants.

While working to enhance the value proposition of existing products, the CBOT also strives to develop innovative new products that meet customer demand, serve an outstanding economic need or anticipate a future need.

During the last year, we took an aggressive approach to anticipating customers’ future needs and laying the groundwork for future growth.

The CBOT rolled out seven new products in 2006. We’re pleased with the results so far, but we also recognize that it will take time for these products to reach their full potential.

Already this year, we have launched a new stock index futures contract based on the Dow Jones(SM) U.S. Real Estate Index and we have expanded our Swap complex, adding a 30-year Interest Rate Swap futures contract.

As I noted earlier, technology has been a key factor in breaking down barriers.

During the past few years, the Exchange has observed a tremendous increase in the usage of technology to drive trading volume. We have actively supported the innovative development of trading models to access products hosted on e-cbot.

There continues to be strong emphasis within the user community on increasing speed, efficiency and capacity to boost trading opportunities.

To ensure that the Exchange consistently meets these demands, we have invested in technology to provide users with a functionally rich and efficient trading platform.

As we contemplate our future, we are very mindful of the importance of continuing to provide our clients with a trading platform that is reliable, robust and efficient.

Our operating model is designed to allow us to scale globally and expand our operating leverage. With our low fixed-costs and scalable operating platform, we are well positioned to capitalize on the multiple growth opportunities in today’s market. Reviewing our 2006 and first quarter 2007 results, you see that we have successfully capitalized on this business model.

We posted top-line growth of 35 percent in 2006, generating a record $621 million in total revenue.

While increasing our trading volume and total revenue, we also expanded our operating margins and bottom line, demonstrating the effectiveness of our cost-control efforts and the scalability of our business model.

Our operating margin for the year was 44.4 percent, an improvement of 16.1 percentage points from the year-earlier level. The operating margin, excluding merger-related expenses, was 46 percent for 2006- up nearly 18 percentage points compared with the prior year.

Our ability to effectively manage our non-volume based expenses continued to play a major role in our strong bottom-line performance in 2006.

Net income for the year reached a record level of $172 million, a 125 percent increase over the 2005 level.

Excluding merger-related expenses of $9.7 million for the year, non-GAAP net income totaled nearly $182 million.

Building on the firm foundation we laid in 2006, we posted record financial results for the first quarter of 2007.

For the first quarter we delivered solid revenue growth, driven by record trading volume. We prudently managed expenses, driving further operating margin improvement and posted record quarterly earnings. Total revenue increased 34 percent to $188 million for the quarter, while net income, excluding merger-related expenses, increased 95 percent to $68 million compared with $35 million reported in last year’s first quarter. Operating margin, excluding merger-related expenses, was nearly 55 percent, up about 15 percentage points.

Going forward, expanding our operating leverage even further will be a key objective for the Board of Trade. We will continue to focus on strategic initiatives to drive growth through new products, enhancing existing products and services, global expansion efforts and technology applications. At the same time, we will concentrate on maintaining our disciplined approach to expense management.

Before I wrap up, I wanted to give you a few more details about the process we are undertaking to evaluate the unsolicited proposal from ICE and comply with the CME merger agreement.

As you are all aware, in October of 2006, we signed a definitive agreement to merge with CME in which CBOT stockholders would receive .3006 shares of CME common stock for each share of CBOT Holdings common stock.

In signing the merger agreement with CME, we determined that joining forces with CME was the best way to position the CBOT for future growth — and to satisfy growing global demand for efficient markets offering deep liquidity.

We also determined that together, the CBOT and CME would be much better positioned to compete successfully in the global market of the 21st century than the two exchanges would be individually.

Since signing the merger agreement, the CBOT and CME have been working diligently on planning for the merger.

Meanwhile, in mid-March, the CBOT received an unsolicited proposal from ICE. It was an offer to merge with CBOT Holdings in a transaction in which holders of CBOT Holdings Class A common stock would receive 1.42 shares of ICE common stock for each share of CBOT Holdings common stock.

The CBOT Holdings’ Board of Directors, after consulting with its legal and financial advisors, authorized CBOT Holdings, on the basis permitted by its merger agreement with CME, to begin discussions and exchange information with ICE relating to ICE’s unsolicited proposal.

In addition, due to this development, the special meetings of CBOT Holdings stockholders and CBOT members to vote on the merger with CME, which were originally scheduled to occur on April 4, 2007, were postponed. This move was designed to give the Board of Directors of CBOT Holdings, its Special Transaction Committee and the Board of Directors of the CBOT sufficient time to complete their review of the unsolicited proposal from ICE.

The date of the special meetings to vote on the proposed CME merger has been rescheduled for July 9, 2007, to comply with the terms of the merger agreement with CME. A new record date for the special meetings will be established. Also, updated proxy materials describing ICE’s proposal and other events occurring after the distribution of the previous proxy materials will be distributed to CBOT Holdings stockholders and CBOT members prior to the meeting date.

I know that you have questions relating to the process we are undertaking. However, as I’m sure you can appreciate, there is limited information I can share with you as we work through this process. What I can tell you is that the board and its special committees, with the assistance of their respective financial and legal advisors and management, are carefully evaluating the ICE merger proposal.

While we don’t know for sure when the review will be complete, we have made substantial progress over the last few weeks and would expect the review to be complete in the near future.

Let me assure you, we are committed to a well-governed process that serves the best interest of our stockholders and our members.

As we continue to evaluate our strategic alternatives, the CBOT management team and staff remain dedicated to successfully running the day-to-day operations of the exchange. We also are focused on delivering the highest possible value to our customers.

With the globalization of our industry gaining momentum and competition intensifying across borders and among the cash, futures and OTC markets, we stand at a critical juncture in which decisions made by the Board, as well as you, CBOT stockholders, will shape the Exchange’s future. I’m confident that following a thorough review, we will arrive at the best possible strategic direction to secure the CBOT’s ongoing success.

As I highlighted earlier, the CBOT leadership team and Board of Directors, have a proven track record when it comes to making critical decisions and successfully shaping the future direction of the company. Each of these strategic decisions was a key step that built on the other and has allowed us to achieve the strong financial results and growth in market capitalization we enjoy today. We have demonstrated our ability to make the right decisions in the past and strive to follow that same path at this important crossroad in our company’s history.

In closing, I hope you’ve all had a chance to read our 2006 annual report because I think it does a good job of underscoring many of the key points I addressed today. The report opens with the statement – Limitless possibilities and the means to realize them. Charlie and I, along with the Board, senior management and the entire CBOT staff, have worked diligently to implement strategic initiatives that deliver a world of opportunities to our customers.

Moving forward, we will continue to work to increase access to our markets, deepen their liquidity and ensure their integrity. We believe the CBOT is strongly positioned for continued growth, providing new and exciting trading opportunities for our customers and enhanced value for our stockholders.

On behalf of our board and management, I wish to thank all of our stockholders for their continuing support. We look forward to updating you on our developments relating to the proposed merger with CME and our review of the unsolicited proposal from ICE as we are able. Thank you.

At this time, we would like to open the floor to take questions.

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